Viad Corp
1850 N. Central Avenue, Suite 800
Phoenix, AZ 85004
January 13, 2010
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Re:	Viad Corp Form 10-K for Fiscal Year Ended December 31, 2008 Filed February 27, 2009 Definitive Proxy Statement on Schedule 14A Filed April 3, 2009 File No. 001-11015
Ladies and Gentlemen:
On behalf of Viad Corp, a Delaware corporation (“Viad” or the “Company”), we transmit for filing, pursuant to the Electronic Data Gathering, Analysis and Retrieval system, responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced filings. The Staff’s comments were set forth in a letter dated December 29, 2009, addressed to Paul B. Dykstra, Viad’s Chairman, President and CEO, over the signature of H. Christopher Owings. The text of the Staff’s comments and Viad’s responses thereto are set forth below.
Form 10-K for Fiscal Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16
Critical Accounting Policies and Estimates, page 24
Goodwill and other intangible assets, page 24
1. We note your critical accounting policy and footnote disclosures regarding the company’s goodwill valuation. These disclosures should provide investors with sufficient information as well as management’s insights and assumptions with regard to the recoverability of goodwill. In light of the impairment charges taken in fiscal year 2008 and during the first nine months of fiscal year 2009, for each reporting unit that is at risk of failing step one, tell us what consideration you gave to providing the percentage by which the fair value exceeded the carrying value as of the date of the most recent impairment test.
Response:
In response to the Staff’s comment, the Company considers the overall trend in its step one impairment testing results to be relevant for investors to evaluate the Company’s susceptibility to potential impairments. Accordingly, the Company disclosed that there had been a narrowing of the margin between the estimated fair values of the reporting units and their related net book values. For future filings, in order for investors to better appreciate and assess the Company’s risks of future goodwill impairment charges, the Company will disclose for each reporting unit that is at risk of failing step one, if any, the percentage by which the fair value of any such reporting unit exceeds its carrying value as of the most recent impairment test.

Securities and Exchange Commission
2008 Form 10-K and 2009 Proxy Statement
January 13, 2010

Item 9A. Controls and Procedures, page 31
2. We note your disclosure that there was no change in your internal control over financial reporting that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting “[e]xcept for the preceding changes,” referring to the implementation of certain changes in connection with your acquisition of Becker Group. Where changes to your internal controls are ongoing, you should indicate when you expect to complete implementation. Also, rather than state that “[e]xcept for the preceding changes, there were no changes in the Company’s internal control over financial reporting,” please state definitively that there were changes in your controls and procedures over financial reporting that occurred during the evaluation period. The same comment applies to your Form 10-Q for the fiscal period ended September 30, 2009 wherein you discuss on page 38 the implementation of new financial software and then state that “[e]xcept for the preceding change, there were no changes in the Company’s internal control over financial reporting during the third quarter. . .”
Response:
In response to the Staff’s comment, the Company will definitively state in future filings whether or not there were changes in controls and procedures over financial reporting that occurred during the evaluation period. Furthermore, where changes to internal controls are ongoing, the Company will indicate when the implementation is expected to be complete.
Exhibit 23
3. It appears that your auditor’s consent is not signed. Please provide us on a supplemental basis with a photocopy of the manually signed consent. Please also confirm that you will ensure that a conformed signature will be provided in the future.
Response:
Viad has submitted on a supplemental basis a photocopy of the manually signed consent, which is attached to this letter. Furthermore, Viad confirms that it will ensure that a conformed signature will be provided in future filings.
Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 12
4. We note your disclosure on page 13 that Hewitt Associates and your Human Resources Department provide the company with analysis and accompanying compensation data from a peer group of companies. Please identify the comparator companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov.
Response:
Viad’s unique and diverse mix of businesses — from marketing and event services to travel and recreation services — makes it difficult to identify a peer group that has similar characteristics. Consequently, Viad is unable to create a meaningful list of peers or comparators against which we benchmark compensation. Rather, we use comparative data principally to determine what the general market for executives in like positions at like-sized companies is paying for the purpose of targeting the compensation of Viad’s executives. This is consistent with our approach in our Shareholder Return Performance Graph, which similarly does not include a group of peers, but rather consists of comparisons against a number of broad-based indices. In the future, the discussion will make it clearer that Viad does not use a set of identified comparator or peer companies in connection with our executive compensation decision making process. Supplementally, we advise the Staff that we review compensation data from general market surveys for companies that have annual revenues roughly similar to Viad’s annual revenues (recently, companies with annual revenues in the range of $500 million to $1 billion), without regard to company name or the industry in which the entity operates.
5. We note your disclosure on page 14 that your annual incentive compensation features “targets for operating income (or income per share for the corporate level executives), operating cash flow and revenue performance goals[.]” Please disclose what these financial targets were for the most recently completed fiscal year. The same comment applies to the discussion of your long-term incentive compensation on pages 15-16. Refer to Item 402(b) (2)(v) of Regulation S-K.

Securities and Exchange Commission
2008 Form 10-K and 2009 Proxy Statement
January 13, 2010

Response:
In the future, the Company will delineate the incentive-based targets and the historical data that disclose more clearly how often and to what extent the various target levels were reached. Currently, we report this information in the narrative, but will present the information in a table or chart form in the future. As discussed in the narrative of the Compensation Discussion & Analysis (“CD&A”) in the 2009 Proxy Statement, payouts under the annual and long term performance-based plans vary year-over-year and vary by organization within Viad (e.g., corporate level and operating company level). As reported in the CD&A in the 2009 Proxy Statement, our incentive-based plans are entirely objective and include no subjective component. We do not believe that disclosure of specific targets is material to an investor’s understanding of the plans, the Company’s compensation policies and decisions, or the named executive officers’ compensation. We believe that disclosure of the frequency of payouts at various levels (together with payout amounts and percentage of achievement of target performance) is more indicative of the extent to which the plans actually serve a meaningful incentive purpose.
6. Please elaborate on the factors that were considered in arriving at Mr. Jastrem’s performance-based award. Some of the factors appear to be subjective while others, such as revenue growth, appear to be objective. Please disclose what level of achievement of these goals was necessary to achieve pay-out of the award and how each of these goals was weighed.
Response:
In 2008, Mr. Jastrem was granted a special, one-time turn-around incentive award to incentivize improvements in the 2008 performance of Viad’s operating company, Exhibitgroup/Giltspur, above and beyond the performance goals established under Viad’s 2008 Management Incentive Plan. There was no equivalent award for any executive officer in 2009. In the future, if an award like this were granted to an executive officer, Viad will present a more detailed explanation of the performance factors, their weighting, and the required achievement levels for a payout. For Mr. Jastrem’s 2008 award, achievement of operating income above the maximum operating income target approved for Exhibitgroup/Giltspur under the 2008 Management Incentive Plan was weighted at 50%, and achievement of the strategic goals component of the award was weighted at 50%. As reported in the 2009 Proxy Statement, the strategic goals component included three performance measures: revenue growth; client retention; and employee retention. The revenue growth was weighted at 60%; client retention at 25%; and employee retention at 15%. The aggregate weight of these three performance measures was equal to the overall weight of the strategic goal component of the award (50%). The three performance measures were objective and included no subjective component. Achievement of client retention was based on the level of retention of 27 specific key clients. Similarly, achievement of employee retention was based on the level of retaining 11 identified, key employees. None of the employees was an executive officer of Viad. Each performance measure within the strategic goals component, as well as operating income component, was assigned a goal that corresponded to five possible performance levels. The weighted performance level rating for each component (operating income and strategic goals) was combined to determine the overall performance level, which was then used to determine the payout level. No payout for the strategic goals component would occur unless the operating income goal was met at the threshold level.
Potential Payment Upon Employment Termination or Change of Control, page 28
7. While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in future filings in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer’s termination or change in control of the company. See section VI of SEC Release No. 33-8732A.
Response:
In the future, we will use a tabular disclosure format for potential post-employment payments in connection with termination or change in control.
As requested in the comment letter, the Company hereby acknowledges that:
(i) it is responsible for the adequacy and accuracy of the disclosure in the filings;
(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Securities and Exchange Commission
2008 Form 10-K and 2009 Proxy Statement
January 13, 2010

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company believes the foregoing is responsive to the Staff’s comments and hopes that the Company has resolved the comments to the Staff’s satisfaction. Your prompt attention to this response will be appreciated.
If you have any questions regarding the foregoing responses or if any additional information is needed, please contact the undersigned Scott Sayre at telephone number (602) 207-5626 and fax number (602) 207-5602, or the undersigned Ellen Ingersoll at telephone number (602) 207-1051 and fax number (602) 207-2832.
Sincerely,
/s/ Scott E. Sayre
Scott E. Sayre
Vice President-General Counsel & Secretary
/s/ Ellen M. Ingersoll
Ellen M. Ingersoll
Chief Financial Officer
Enclosure: Conformed Exhibit 23 to 2008 10-K

cc:	Paul B. Dykstra G. Michael Latta Deborah J. DePaoli Joseph P. Richardson, Squire, Sanders & Dempsey L.L.P. John C. Sizer, Deloitte & Touche LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 33-54465, 33-3307, and 33-61092 on Form S-3 and Registration Statement Nos. 333-35231, 333-99239, 333-130175, and 333-145969 on Form S-8 of our report dated February 27, 2009, relating to the financial statements and financial statement schedule of Viad Corp and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting method for the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, in 2007), and our report dated February 27, 2009, relating to the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2008.
Phoenix, Arizona
February 27, 2009